EXHIBIT G
                                     PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No.  35-________)

Filings Under the Public Utility Holding Company Act of 1935
("Act")
October 27, 1995

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November 21, 1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant and/or declarant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or amended, may be granted and/or permitted to become effective.

PSI Energy, Inc.  70-

Notice of Proposal to Undertake Appliance Sales Pilot
Program with Nonaffiliate

     PSI Energy, Inc. ("PSI"), an Indiana electric utility subsidiary of Cinergy Corp., a registered holding company
("Cinergy"), has filed an Application under Sections 9(a) and 10 of the Act and Rules 48(a) and 54 thereunder.

     PSI proposes to undertake a pilot program with Gregg Appliances Inc., d.b.a. h.h. Gregg ("Gregg"),, a privately owned Indiana corporation engaged in the business of selling household electronic appliances and related goods at retail to consumers in Indiana and Tennessee, in which PSI would market Gregg's electronic goods and appliances to PSI customers at certain local commercial offices of PSI. PSI would not take title to the goods, but would sell the goods at retail on a best-efforts, consignment basis. Under the pilot program, which is proposed to begin November 24, 1995 and terminate at year-end 1996, when a customer purchases an item of Gregg inventory displayed at one of the local PSI offices, PSI would notify Gregg's commercial ordering center of the sale which would deliver the product to the customer, billing PSI the wholesale price paid by Gregg for the product. In addition to providing the display inventory, Gregg would furnish PSI technical expertise in retailing consumer electronic appliances as well as delivery and support services.

     Under the pilot program, customers would have the option of purchasing extended service warranties covering any items purchased. To the extent that PSI sells any such warranties, either (1) PSI will sell such warranties on behalf of Gregg, whereby PSI would purchase the extended warranty in question from Gregg at a wholesale rate, and then resell the warranty to the customer; or (2) PSI will establish its own warranty contract, modeled after the Gregg contract, sell that contract to the customer and contract with Gregg to provide any warranty work covered by PSI's warranty.

     Finally, PSI, with the assistance of Gregg, proposes to arrange with a bank or other financial institution the option for customers to finance their purchases of Gregg appliances, and would expect to receive a fee (up to 2% of the amount of the purchase price financed) for its role in procuring any such third-party financing of customer purchases. PSI does not anticipate that during the pilot program it would itself provide financing for purchases by its customers.

     PSI does not anticipate hiring any new employees specifically to implement the pilot program with Gregg. Although the pilot program may require the involvement of up to 60 PSI employees, PSI estimates that the full-time employee equivalent of these 60 employees would equal not more than three or four employees. For the pilot program, PSI projects that it may realize total sales revenues of approximately $2.6 million, an estimated $2.3 million of which would accrue to Gregg. Related expenses would include out-of-pocket expenses estimated not to exceed approximately $100,000 (primarily consisting of advertising and sales expenses); approximately $55,000 in expenses associated with the use of PSI's local offices and related facilities; and an estimated $165,000 in expenses associated with PSI employees' time in administering the pilot program. PSI states that under the pilot program it would not acquire any securities or other interest in Gregg nor any assets of Gregg.

     For the Commission, by the Division of Investment
Management, pursuant to delegated authority.